

News release
FOR IMMEDIATE RELEASE

TELEFÓNICA CHILE ANNOUNCES THE RESULTS OF THE TENDER OFFER LAUNCHED BY INVERSIONES TELEFÓNICA INTERNACIONAL HOLDING, LIMITADA

Santiago, Chile - November 3, 2008 - Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica Chile" or the "Company") announces that, pursuant to the tender offer (the "Offer") launched by Inversiones Telefónica Internacional Holding, Limitada (the "Purchaser") to acquire the 55.1% of Telefónica Chile´s outstanding capital stock which was not owned by affiliates of the Purchaser, based on preliminary information, a total of 496,341,699 Series A and Series B shares have been tendered, of which 344,838,735 shares were tendered in the Chilean market and 37,875,741 ADSs (representing 151,502,964 shares) were tendered in the United States market.

As a result of the Offer, the Purchaser together with its affiliate, Telefónica International Chile S.A., currently owns directly or indirectly approximately 96.75% of the voting capital stock of the Company.

31,082,375 shares, or approximately 3.25% of the voting capital stock of the Company, remain held by the public, of which 18,341,491 shares are registered in the Chilean market and 3,185,221 ADSs (representing 12,740,884 shares) are registered in the United States market.

WE INVITE YOU TO VISIT TELEFONICA CHILE'S INVESTOR RELATIONS WEBSITE AT:
www.telefonicachile.cl (Inversionistas / Investor Relations section)

For additional information, please contact:

Verónica Gaete - María José Rodríguez
Diego Sáenz
TELEFÓNICA CHILE
Tel.: 562-691-3867
E-mail:
veronica.gaete@telefonicachile.cl
mariajose.rodriguez@telefonicachile.cl
diego.saenz@telefonicachile.cl

Lucia Domville
THE GLOBAL CONSULTING GROUP
Tel: 646-284-9416
E-mail:
ldomville@hfgcg.com

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, broadband services, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, and value-added services.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.